CORPORATE & SHAREHOLDER SERVICES

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

Subject: NXT Energy Solutions Inc. (the “Corporation”)

We hereby confirm the following materials were sent on November 3, 2009 to the registered holders of Common shares of the Corporation:

1.	Annual Financial Statements and Management's Discussion and Analysis as at end for the year ended December 31, 2008
2.	Notice of Annual and Special Meeting and Management Information Circular dated October 29, 2009
3.	Proxy
4.	2009 NI 51-102 Request Form
5.	Proxy Return Envelope
6.	Web Voting Instructions Form

We further confirm that copies of items #2 - #4 of the above-noted materials were caused to be sent on November 3, 2009 to each intermediary holding Common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Oxana Rubinstein”

Oxana Rubinstein

Corporate Administrator

Corporate & Shareholder Services

Direct Dial: (403) 668-8353

2300, 125 – 9th Avenue SE, Calgary, AB  T2G 0P6  Tel. (403) 261-0900 Fax (403) 265-1455